UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Blount International, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of class of securities)

095180105
(CUSIP number)

Sharlyn C. Heslam Berkshire Partners LLC 200 Clarendon St., 35th Floor Boston, MA 02116 (617) 227-0050
(Name, address and telephone number of person authorized to receive notices and communications)

August 17, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see  the Notes ).

CUSIP No. 095180105	13D	Page 2

1.	NAME OF REPORTING PERSON: Stockbridge Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	1,517,536 (see Item 5)†
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	1,517,536 (see Item 5)†
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,517,536 (see Item 5)†
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		3.1% (see Item 5)†*
14.	TYPE OF REPORTING PERSON:		PN

† As of August 29, 2011.

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011.

CUSIP No. 095180105	13D	Page 3

1.	NAME OF REPORTING PERSON: Stockbridge Absolute Return Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	11,960 (see Item 5)†
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	11,960 (see Item 5)†
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		11,960 (see Item 5)†
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		less than 0.1% (see Item 5)†*
14.	TYPE OF REPORTING PERSON:		PN

† As of August 29, 2011.

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011.

CUSIP No. 095180105	13D	Page 4

1.	NAME OF REPORTING PERSON: Stockbridge Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	573,904 (see Item 5)†
	9.	SOLE DISPOSITIVE POWER:	573,904 (see Item 5)†
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		573,904 (see Item 5)†
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.2% (see Item 5)†*
14.	TYPE OF REPORTING PERSON:		PN

† As of August 29, 2011.

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011.

CUSIP No. 095180105	13D	Page 5

1.	NAME OF REPORTING PERSON: Stockbridge Fund M, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	260,223 (see Item 5)†
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	260,223 (see Item 5)†
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		260,223 (see Item 5)†
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.5% (see Item 5)†*
14.	TYPE OF REPORTING PERSON:		PN

† As of August 29, 2011.

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011.

CUSIP No. 095180105	13D	Page 6

1.	NAME OF REPORTING PERSON: Stockbridge Master Fund (OS), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	144,385 (see Item 5)†
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	144,385 (see Item 5)†
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		144,385 (see Item 5)†
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.3% (see Item 5)†*
14.	TYPE OF REPORTING PERSON:		PN

† As of August 29, 2011.

* Percentage calculation is based on the number of shares of Common Stock outstanding as of July 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011.

Item 1.          Security and Issuer.

This Schedule 13D (this “Schedule 13D” or this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Blount International, Inc. (the “Company” or the “Issuer”).  The address of the principal executive offices of the Issuer is 4909 SE International Way, Portland, Oregon 97222-4679.

Item 2.          Identity and Background.

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) (“SF”); Stockbridge Absolute Return Fund, L.P. (“SARF”); Stockbridge Partners LLC (“SP”); Stockbridge Fund M, L.P. (“SFM”); and Stockbridge Master Fund (OS), L.P. (“SOS”).

Stockbridge Associates LLC, a Delaware limited liability company (“SA”), is the general partner of SF, SARF, SFM and SOS.  The managing members of SA are Michael C. Ascione, Bradley M. Bloom, Jane Brock-Wilson, Kevin T. Callaghan, Carl Ferenbach, Christopher J. Hadley, Sharlyn C. Heslam, Elizabeth L. Hoffman, Ross M. Jones, Lawrence S. Hamelsky, Richard K. Lubin, Joshua A. Lutzker, David R. Peeler and Robert J. Small (the “Berkshire Principals”).  Berkshire Partners LLC, a Massachusetts limited libility company (“BP”), is the sole managing member of SP, and the Berkshire Principals are also the managing members of BP.

The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time.  Based on the foregoing and the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d) of the Act.  The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

The following address is the business address for each of the Berkshire Principals and the address of the principal executive offices and principal business of the Reporting Persons, SA and BP: 200 Clarendon Street, 35th Floor, Boston, Massachusetts 02116.

The principal business of each of SF, SARF, SFM and SOS is to make investments in, buy, sell, hold, pledge and assign securities.  The principal business of SA is to act as general partner of SF, SARF, SFM, SOS and certain other funds. The principal business of SP is to act as investment manager of SF, SARF, SFM, SOS and certain other funds or managed accounts.  The principal business of BP is to act as an investment advisor to certain investment funds.  The principal occupation of each of the Berkshire Principals is Managing Director of BP.

During the last five years, none of the Reporting Persons, SA, BP or any of their respective executive officers, directors, general partners, or managing members, as applicable, and none of the Berkshire Principals (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of SF, SARF, SP, SFM, SOS and SA is organized under the laws of the State of Delaware.  BP is organized under the laws of the Commonwealth of Massachusetts. Each of the Berkshire Principals is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration.

The ultimate source of funds for the acquisition of the Common Stock by (i) SF, SARF, SFM and SOS was and is capital contributions of the partners of such Reporting Person or investment proceeds thereof, and (ii) SP was and is capital contributed to a managed account advised by such Reporting Person or investment proceeds thereof.  The amount of funds used by the Reporting Persons in making its purchases for the shares of Common Stock beneficially owned as of August 29, 2011, was approximately: SF $24,253,056; SARF $185,698; SP on behalf of a private endowment $8,885,593; SFM $4,232,144; and SOS $2,473,792.

Item 4.          Purpose of Transaction.

The Reporting Persons have acquired the Common Stock for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power. It is the Reporting Persons’ intention to further purchase, or to sell, lend, vote, dispose or otherwise deal in the Issuer’s securities in all cases at times and in such manner as they deem advisable in pursuit of their investment purposes as determined in light of then-current market conditions, Issuer developments and other circumstances.

To evaluate such alternatives, the Reporting Persons take into consideration, among other factors, the Issuer’s prospects, capital structure, operations, management and strategic opportunities or potential transactions in the Common Stock and discuss such matters with the Issuer’s management. The Reporting Persons are also engaged in the discussion of such matters with other Issuer shareholders, industry analysts, investment and financing firms, existing or potential strategic partners or acquirers and customers. In the course of such discussions, the Reporting Persons may suggest or express a view with respect to potential changes in the Issuer’s operations, management, Board of Directors, governance, ownership or capital structure. In addition, as a result of such discussions, market conditions or further developments or actions of the Issuer, the Reporting Persons may change their intentions or Common Stock ownership stated herein, exercise certain shareholder rights under state of federal law, or make proposals and take actions that could change or influence the management, capital structure, Board of Directors, or ownership of the Issuer. Nothing herein shall be construed as limiting the scope of actions or alternatives that the Reporting Persons may consider or discuss from time to time, or the course of action, if any, that the Reporting Persons may ultimately pursue.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Statement.

Item 5.          Interests in the Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  As of August 29, 2011, the Reporting Persons beneficially owned in the aggregate 2,508,008 shares of Common Stock, representing approximately 5.14% of the shares of Common Stock outstanding (based on the number of shares outstanding as of July 28, 2011, being 48,764,287 shares of Common Stock, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2011).

As the sole general partner of SF, SARF, SFM and SOS, SA may be deemed to beneficially own shares of Common Stock held by SF, SARF, SFM and SOS.  However, SA disclaims beneficial ownership of such shares of Common Stock, and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d) of the Act (or any other purpose), the beneficial owner of such shares held by SF, SARF, SFM and SOS.

By virtue of their positions as managing members of SA and BP, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by SF, SARF, SP, SFM and SOS. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by SF, SARF, SP, SFM and SOS, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock. To the knowledge of the Reporting Persons, none of the Berkshire Principals otherwise beneficially owns shares of Common Stock.

(c)  During the 60 calendar days preceding the date of this Schedule 13D, the following transactions were effected:

Reporting Person	Date (M/D/Y)	Transaction	Number of Shares of Common Stock*	Price per Share*	Price Range*
SF	7/1/2011	Purchase	36,000	$17.9868	$17.755	$18.08
SOS	7/8/2011	Purchase	2,800	$18.1838	$18.14	$18.24
SOS	7/11/2011	Purchase	1,000	$18.1200	$18.07	$18.14
SF	8/1/2011	Purchase	86,436	$17.2703	$16.90	$17.35
SOS	8/1/2011	Purchase	76,650	$17.2703	$16.90	$17.35
SF	8/2/2011	Purchase	32,056	$17.0944	$16.90	$17.20
SOS	8/2/2011	Purchase	14,873	$17.0944	$16.90	$17.20
SP	8/16/2011	Purchase	12,700	$15.3737	$15.25	$15.40
SP	8/17/2011	Purchase	38,765	$15.6648	$15.33	$15.75
SP	8/18/2011	Purchase	27,054	$14.8793	$14.61	$15.15
SP	8/19/2011	Purchase	23,348	$14.7630	$14.69	$14.80

*The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices.  The price per share reported represents the weighted average price (without regard to brokerage commissions).  The applicable Reporting Person undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.

Except as disclosed in Item 5(c) of this Statement, none of the Reporting Persons, SA, BP or, to their knowledge, any of their respective executive officers, directors, general partners, or managing members, as applicable, and none of the Berkshire Principals has effected a transaction in Common Stock during the 60 calendar days preceding the date of this Schedule 13D.

(d)  The responses of the Reporting Persons to Item 2 and Item 5(a) and (b) of this Schedule 13D are incorporated herein by reference.  Under certain circumstances, partners, members or managed accounts of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

(e)  Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses of the Reporting Persons to Items 2 through 5 of this Statement are incorporated herein by reference. The powers of disposition with respect to shares of Common Stock owned by managed client accounts of SP are established in written investment advisory agreements between clients and SP, which are entered into in the normal and usual course of the business and which are generally applicable to all securities purchased for the benefit of each such managed account.  There are no special or different agreements relating to the securities of the Issuer.  The written investment advisory agreements with clients generally do not contain provisions relating to borrowing of funds to finance the acquisition of securities of the Issuer, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of Schedule 13D other than voting of proxies.  In connection with  voting, SP may be allowed or directed to vote the proxies received by client accounts.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

Item 7.          Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 29, 2011

STOCKBRIDGE FUND, L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

STOCKBRIDGE PARTNERS LLC

By:	Berkshire Partners LLC, its sole managing member

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

STOCKBRIDGE FUND M, L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

STOCKBRIDGE MASTER FUND (OS), L.P.

By:	Stockbridge Associates LLC, its general partner

By:	/s/ Robert J. Small
	Name:	Robert J. Small
	Title:	Managing Director

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons